

February 17, 2026

Tripadvisor, Inc.
400 1st Avenue
Needham, Massachusetts 02494
Attn: Greg Maffei, Chairman
Matt Goldberg, Chief Executive Officer
Board of Directors

cc: Mike Noonan, Chief Financial Officer

Dear Greg, Matt, and Members of the Board,

Starboard Value LP (together with its affiliates, "Starboard" or "we") is a large shareholder of Tripadvisor, Inc. ("Tripadvisor" or the "Company") with a greater than 9.0% ownership stake. We invested in the Company based on our view that Tripadvisor is a global leader in online travel with an unparalleled brand, strong user loyalty, unique data and content, and market-leading assets in Brand Tripadvisor, Viator, and TheFork. We appreciate the time that management and the Board of Directors (the "Board") have spent with us over the past several months. We continue to believe there is a significant opportunity to unlock value at Tripadvisor. However, we are frustrated by the Company's lack of urgency in taking action to address this value creation opportunity.

Since publicly disclosing our investment in July 2025, we have had numerous conversations with different members of management and the Board, as well as the Company's advisors. These conversations have all been extremely cordial and friendly. We have had the best of intentions and the highest of hopes. Unfortunately, as the saying goes, talk is cheap, and Tripadvisor has only been willing to talk, rather than commit to meaningful change.

In recent months, we have invested significant time with Tripadvisor's leadership team reviewing the Company's approach to Generative AI. Through multiple meetings with senior leaders, we reviewed the Company's product roadmap and AI initiatives, provided detailed feedback, and emphasized the criticality of moving quickly and decisively as AI changes consumer behavior and the competitive landscape. We have repeatedly communicated that the status quo pace of change is unacceptable in an environment where speed matters and where incumbents are at risk of being disintermediated.

We have also expressed our belief that meaningful governance improvements, including Board refreshment, are warranted given the Company's material underperformance, as well as its transition from a controlled company to a non-controlled company.

Unfortunately, throughout our engagement, we have consistently been faced with the reality that change at Tripadvisor has been either non-existent or far too slow and far too limited. We have repeatedly expressed our view that the Company's historical incrementalist approach will not deliver acceptable outcomes. Bold and decisive action is needed. Shareholders need and deserve change to better protect their interests, especially given the Company's long history of poor performance and the magnitude of value destruction that has occurred over time.

Simply put, management and the Board's decisions have been abysmal. Since Mr. Goldberg was appointed CEO on July 1, 2022, Tripadvisor's stock price has declined by nearly 50%[1], underperforming the broader market by more than 100%[2]. In fact, Tripadvisor's stock reached a new all-time low price following the Company's Q4 2025 Earnings Report. Yet, the Board appears to have done nothing to hold management accountable – *how is this possible*?

Tripadvisor vs. Russell 2000 Indexed Price Performance During CEO Matt Goldberg's Tenure


180
160
140
120
100
80
60
40
Jul-22
Jan-23
Jul-23
Jan-24
Jul-24
Jan-25
Jul-25
Jan-26
53%
(48%)
Tripadvisor
Russell 2000 Index

Furthermore, in the past year alone, there have been several opportunities for the Company to create value for shareholders. Yet, shareholders have only seen value continue to be destroyed.

In January 2025, Tripadvisor received an acquisition offer for $18.00 to $19.00 per share, approximately a 95% premium to the current stock price, and decided not to even engage on a potential transaction, deeming the proposal "inadequate". [3] *How is this possible?*

In April 2025, Tripadvisor closed its transaction to repurchase Liberty TripAdvisor's controlling stake at an effective purchase price of $16.28, approximately a 70% premium to the current stock price, while common shareholders have been left to absorb the subsequent value erosion. [4] *How is this possible?*

[1] Market data as of February 13, 2026.
[2] Market is defined as the Russell 2000 index.
[3] Liberty TripAdvisor Holdings Inc. Schedule 14A from March 24, 2025.
[4] Tripadvisor FY 2025 10-K from February 13, 2026.

Moreover, despite Liberty TripAdvisor being bought out at a premium and at a price far higher than the current stock price, its representatives remain on the Board, where Mr. Maffei continues to serve as Chairman of the Board. *How is this possible?*

In fact, despite announcing its transition away from being a controlled company more than 1 year ago, Tripadvisor has made only minimal changes to its Board. *How is this possible?*

Over the past 12-24 months, Tripadvisor has witnessed the rapid advancement of Generative AI technologies. Trip planning has become a popular LLM use case, and Tripadvisor is actually one of the most cited websites by LLMs. However, despite the risk of AI disintermediation increasing daily, Tripadvisor has been massively late and incredibly slow to develop and launch a compelling AI-enabled version of Tripadvisor. In a period of such rapid innovation and change, and with such an advantaged position, Tripadvisor appears to be squandering its lead. Once again, shareholders are left to ask, *how is this possible?*

Most recently, on the Company's Q4 FY2025 earnings call, Tripadvisor announced a formal evaluation of strategic alternatives for TheFork. We are left confused as to what Tripadvisor has been doing on this front over the last several months, as management addressed this topic on the Q3 FY2025 earnings call, stating that they "consistently evaluate all options to unlock value in all of our assets, and that includes TheFork", and that "nothing is off the table". If that was truly the case, why does it take three additional months to simply announce a formal exploration of strategic alternatives for a single business unit when shareholders have been waiting for decisive action for years? In fact, months ago, we specifically expressed our view to management and the Board that selling TheFork was an obvious decision, as it is non-core and based on our belief that there were numerous parties interested in potentially acquiring the business. Once again, this action is too little, too late, and represents the same type of incrementalism that has plagued the Company's decision making for years. *How can the Board allow this to happen? How is this possible?*

This Board has proven one thing to us. They will not do enough. They will not do it fast enough. Instead of yet another half measure, we believe Tripadvisor should be formally exploring a sale of the entire company, in one or multiple transactions. Shareholders deserve a credible, comprehensive process focused on maximizing value.

If this Board cannot take decisive action in a timely manner, as it has proven time and time again, we believe it is time for meaningful change. We have offered to work with Tripadvisor to reconstitute the Board, but it has become clear to us that we must take action into our own hands and seek to replace a majority of the Board.

As such, during the Company's upcoming window for shareholders to submit director nominations with respect to the Company's 2026 annual meeting of shareholders, we intend to nominate a highly-qualified slate of directors representing a majority of the Board. We look forward to sharing more details with the Company and our fellow shareholders in the coming weeks.

Today, Tripadvisor trades at $9.61 per share, a new all-time low, or less than 4.0x 2026E EBITDA[5]. We believe there remains a meaningful value creation opportunity at the Company, but we do not have confidence that this management team and Board can deliver it. We believe Tripadvisor should be operated and governed by those with the sense of urgency, the resources, the skillsets, and the incentives to move quickly and execute at the level required to win in a rapidly changing world. The time for incrementalism is over.

Shareholders' patience for the status quo has worn thin as value continues to be destroyed. We continue to believe Tripadvisor has an opportunity to create significant shareholder value, and we remain open to working with the Company to accomplish that goal. However, it is time for bold action and substantive change, not a continuation of the status quo.

Sincerely,

Jeffrey C. Smith
Managing Member
Starboard Value

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[5] Source: Bloomberg. Reflects consensus estimates as of February 13, 2026.